File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
10-1, KYOBASHI 1-CHOME, CHUO-KU
TOKYO 104-8340, JAPAN
Fax : 81-3-3563-6907

Oct 13, 2005

Office of International Corporate Finance
Mail Stop 3-9
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 2054[redacted]
U.S.A.

SUPPL

SUPPL

05011881

Dear Sirs,

We have made public on Oct 13, 2005, the following messages.

- BRIDGESTONE FIRESTONE ANNOUNCES SETTLEMENT WITH FORD MOTOR COMPANY

In accordance with the Rule 12g 3-2(b), we herewith enclose above documents.

Sincerely,

PROCESSED
OCT 19 2005
THOMSON
FINANCIAL

Michihiro Suzuki
Treasurer
General Manager, Investor Relations
Bridgestone Corporation

BRIDGESTONE

NEWS RELEASE

NEWS RELEASE
NEWS RELEASE

BRIDGESTONE CORPORATION
Public Relations
10-1,Kyobashi 1-chome,Chuo-ku,Tokyo 104-8340 Japan
Phone : (03)3563-6811
Fax : (03)3567-4615

FOR IMMEDIATE RELEASE
Contact: Media Center
(81-3) 3563-6811 (Japan)
877-201-2373 (United States)

BRIDGESTONE FIRESTONE ANNOUNCES SETTLEMENT WITH FORD MOTOR COMPANY

Tokyo (October 12, 2005) - Bridgestone Corporation ("Bridgestone") today reported that Bridgestone Firestone North American Tire, LLC ("Firestone"), its tire manufacturing and wholesaling subsidiary in North America, and the Ford Motor Company have reached a joint settlement of all outstanding financial issues associated with Firestone's August 2000 voluntary safety recall and Ford's May 2001 tire replacement program. This agreement, under which Firestone will pay Ford $240 million, settles all remaining matters between the two companies related to these campaigns.

The final settlement amount reflects compromises that led to an agreement acceptable to each company. "We are pleased to have reached a satisfactory settlement with Ford Motor Company," said Saul Solomon, vice president and general counsel of Firestone's US parent company, Bridgestone Americas Holding, Inc. (BSAH).

"The Bridgestone group benefits from the certainty that a settlement brings," said Shoshi Arakawa, Bridgestone's executive vice president, international operations. "It is clear that the best option for the future of the North American tire business was to explore whether an acceptable settlement could be reached which would allow Firestone to put this matter behind it and focus on its future business opportunities. This settlement achieves that goal."

About Bridgestone Corporation:
Bridgestone Corporation, headquartered in Tokyo, is the world's largest manufacturer of tires and other rubber products. Tires account for 80 percent of Bridgestone Group sales worldwide. The company also manufactures industrial rubber and chemical products, sporting goods, and other diversified products. It sells its tires and other products in more than 150 nations.

About Bridgestone Firestone North American Tire, LLC:
Nashville-based Bridgestone Firestone North American Tire, LLC is a subsidiary of Bridgestone Americas Holding, Inc., whose parent company, Bridgestone Corporation, is the world's largest tire and rubber company. BFNT develops, manufactures and markets Bridgestone, Firestone, Dayton and associate and private brand tires. The company is focused on wholesale and original equipment markets, supplying passenger, light truck, commercial vehicle, off-road, motorcycle, agricultural and other tires to its customers in North America.

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